

NEWS RELEASE

Orla Mining Achieves Record Annual Gold Production, Meets Improved 2024 Production Guidance, and Announces Preliminary 2025 Guidance

Vancouver, BC – January 16, 2025 - **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to provide an operational update for the fourth quarter and year ended December 31, 2024, as well as preliminary 2025 guidance.

The Company produced 26,531 ounces of gold in the fourth quarter, bringing total annual gold production for 2024 to 136,748 ounces. As a result, the Company achieved its improved full-year 2024 production guidance range of 130,000 to 140,000 ounces, representing a 19% beat to the mid-point of its initial production 2024 guidance of 110,000 to 120,000 ounces. As a result of this increased production the Company anticipates full year 2024 all-in sustaining cost[1] (AISC) to be at the low end of the improved guidance range of $800 to $900 per ounce of gold sold. Complete financial and operating results for the fourth quarter and full year 2024 are expected to be provided on March 18, 2025.

(All amounts expressed in millions of US dollars, as at December 31, 2024 and are unaudited)

Fourth Quarter and Year End 2024 Camino Rojo Oxide Mine Operational Update

Camino Rojo Mining and Processing Totals		Q4 2024	FY 2024
Ore Mined	tonnes	1,822,952	7,613,734
Waste Mined	tonnes	2,798,907	8,563,535
Total Mined	tonnes	4,621,859	16,177,269
Strip Ratio	w:o	1.54	1.12
Ore Stacked	tonnes	1,700,770	7,204,928
Daily Stacked Throughput Rate – Average	tpd	18,487	19,055
Stacked Ore Gold Grade	g/t	0.94	0.88
Gold Produced	**oz**	**26,531**	**136,748**
Gold Sold	**oz**	**33,288**	**138,474**

Camino Rojo maintained higher mining rates during the fourth quarter as a result of the mine pit redesign to ensure steady production through 2024 and 2025. The strip ratio was 1.54 for the quarter and 1.12 for the full year. Gold production in the fourth quarter totaled 26,531 ounces, in line with the plan. An additional 4,100 ounces of gold remained in the refinery inventory as concentrate at year end due to the pour schedule and has been poured and shipped in January. Full year gold production achieved a record 136,748 ounces due to higher than planned tonnes stacked, higher grade processed, and higher recoveries due to finer crusher product size.

Liquidity Position

During the fourth quarter 2024, the Company repaid the entirety of the outstanding balance of $58.4 million under its revolving credit facility, taking the Company to a debt free position. At December 31, 2024, Orla's cash position was $160.8 million.

Cash position – December 31, 2024	$160.8 million
Long-term debt	nil
Net cash[2]	**$160.8 million**
Undrawn debt available	$150.0 million
Total available liquidity[2]	**$310.8 million**



2025 Guidance Summary (Preliminary)

This preliminary guidance does not reflect the benefits of the Company's acquisition of the Musselwhite Mine from Newmont Corporation, announced on November 18, 2024, which is anticipated to close in the first quarter of 2025. Updated 2025 guidance, including the Musselwhite Mine and corporate G&A will be provided following the transaction's closing. The Company's preliminary 2025 guidance is set forth below.

Gold Production – Camino Rojo	oz	**110,000 – 120,000**
Total Cash Cost (net of by-product) – Camino Rojo	$/oz sold	**$625 – $725**
AISC[1] – Camino Rojo	$/oz sold	**$875 – $975**
Capital Expenditures	$m	**$27.0**
Sustaining capital expenditures – Camino Rojo	$m	$10.0
Non-sustaining – capitalized exploration – Camino Rojo	$m	$7.0
Non-sustaining – capital projects – South Carlin Complex	$m	$10.0
Exploration and Project Development Expenses	$m	**$36.0**
Regional Exploration – Camino Rojo	$m	$9.0
Regional Exploration – South Carlin Complex	$m	$15.0
Project Development – South Carlin Complex	$m	$12.0

1. AISC is a non-GAAP measure. See the "Non-GAAP Measures" section of this news release for additional information.
2. Exchange rates used to forecast cost metrics include MXN/USD of 19.0 and CAD/USD of 1.35. A +/-1.0 change to the MXN/USD exchange rate would have an impact of +/-$21/oz on AISC

Camino Rojo (Mexico)

In 2025, Camino Rojo expects to mine approximately 20 million tonnes, placing about 7 million tonnes of ore on the heap leach pad, stockpiling just over 1 million tonnes of low-grade ore. In the first half of 2025, stacking will primarily consist of oxide ore, resulting in higher gold recovery rates. The stacked ore blend will shift in the second half of 2025 which will see the stacking of more transition ore resulting in slightly lower gold recovery rates. Total gross operating costs in 2025 are expected to be in line with 2024 but slightly lower gold production in 2025 is expected to result in higher cash costs and AISC per ounce. Despite this, Camino Rojo's first quartile costs are expected to continue to deliver strong cash margins. Sustaining capital in 2025 is mostly related to capitalized waste movement and completion of the live ore stockpile dome.

Exploration efforts in Mexico for 2025 are focused on advancing Zone 22 (Camino Rojo Extension) to an indicated mineral resource classification, as well as testing regional drill targets for new discoveries. The Company plans to spend $16 million to conduct 22,000 metres of drilling in Mexico during the year.

In addition, the Company is advancing an initial underground resource estimate for the Camino Rojo Sulphides, which is expected to be released in the first half of the year. Following this, additional studies will be undertaken to support a Preliminary Economic Assessment (PEA) for the Camino Rojo Sulphides.

South Carlin Complex (Nevada)

In 2025, the Company is focused on advancing permitting and project development on the South Railroad Project, part of the larger South Carlin Complex. The Company intends to allocate $12 million toward project development expenses in 2025 at South Carlin Complex. These expenditures will support:

- Environmental and permitting activities.
- Site administration and project management.



Capitalized development activities for 2025 at South Carlin Complex include $10 million in spending related to the following activities for the South Railroad Project:

- Basic engineering.
- Acquisition of water rights and sage grouse credits.
- Detailed project design.

The Company also plans to maintain its active exploration program with a budget of $15 million for 2025. This program includes:

- 10,000 metres of drilling focused on near-deposit targets (Dark Star and Pinion), building on recent success to expand resources and potentially extend the projected open pits.
- 8,000 metres of drilling targeting the northern (Pod, North Bullion) and southern (Jasperoid Wash, Pony Creek) areas, to define new shallow oxide resources.

Fourth Quarter 2024 Conference Call

Orla will host a conference call on Wednesday March 19, 2025, at 10:00 AM, Eastern Time, to provide a corporate update following the release of its financial and operating results for the fourth quarter 2024:

Dial-In Numbers / Webcast:

USA - Toll-Free:	+1 (888) 672-2415
USA / International Toll:	+1 (646) 307-1952
Canada – Toronto:	+1 (647) 360-0172
Canada - Toll-Free:	+1 (888) 672-2415
Conference ID:	6451818

Webcast: https://orlamining.com/investors/

Qualified Persons Statement

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, who is the Qualified Person as defined under NI 43-101 standards.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has two material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico and (2) South Railroad, located in Nevada, United States. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 139,000 hectares which contains a large oxide and sulphide mineral resource. Orla is also developing the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. Orla has also entered into a definitive agreement with a subsidiary of Newmont to acquire the Musselwhite Mine, located in Ontario, Canada. This transaction is subject to certain conditions and is expected to close in the first quarter of 2025. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.



For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
investor@orlamining.com

Non-GAAP Measures

The Company has included certain performance measures in this news release which are not specified, defined, or determined under generally accepted accounting principles (in the Company's case, International Financial Reporting Standards ("IFRS")). These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles ("GAAP"). In this section, all currency figures in tables are in millions, except per-share and per-ounce amounts.

Net Cash

Net cash is calculated as cash and cash equivalents and short-term investments less total debt at the end of the reporting period. This measure is used by management to measure the Company's debt leverage. The Company believes that net cash is useful in evaluating the Company's leverage and is also a key metric in determining the cost of debt.

NET CASH	Dec 31, 2024	Dec 31, 2023
Cash and cash equivalents	$ 160.8	$ 96.6
Long term debt	—	(88.4)
NET CASH	$ 160.8	$ 8.2

Liquidity

Liquidity is calculated as the sum of cash and cash equivalents, short-term investments, and undrawn amounts available under the Company's revolving credit facility. Liquidity does not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies. The Company believes that liquidity is useful to evaluate the Company's ability to meet its short -term obligations as they come due.

LIQUIDITY	Dec 31, 2024	Dec 31, 2023
Cash and cash equivalents	$ 160.8	$ 96.6
Total credit facility available	150.0	150.0
Credit facility principal drawn down	—	(88.4)
LIQUIDITY	$ 310.8	$ 158.2

Preliminary Financial Results

The financial results contained in this news release for the three- and twelve-month periods ended December 31, 2024 are preliminary. Such results represent the most current information available to the Company's management, as the Company completes its financial procedures. The Company's audited consolidated financial statements for such period may result in material changes to the financial information contained in this news release (including by any one financial metric, or all of the financial metrics, being below or above the figures indicated) as a result of the completion of normal accounting procedures and adjustments.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the Company's 2025 guidance, including production, AISC, expenditures and expenses; the Company's expectation for 2024 AISC; the Company's 2025 exploration and development plans, including the release of an initial underground mineral resource estimate and PEA for the Camino Rojo Sulphides and planned activity at the South Carlin Complex; expected timing of permitting at South Railroad; and statements regarding the Company's proposed acquisition of the Musselwhite Mine from Newmont Corporation ("Newmont"), including the timing of closing of the transaction. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-



looking statements were made, including without limitation, assumptions regarding: completion of the transaction with Newmont Corporation for the Musselwhite Mine, including receipt of required shareholder approvals, the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company, its properties or Musselwhite. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risk related to the acquisition of the Musselwhite Mine from Newmont; uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company's dependence on the Camino Rojo oxide mine; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; risks related to the Cerro Quema Project; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo Project being only estimates and relying on certain assumptions; risks related to the Company's indebtedness; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2024, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

---

[1] AISC is a non-GAAP measure. The Company has provided an AISC performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated November 14, 2018. Orla believes that this measure is useful to market participants in assessing operating performance and the Company's ability to generate free cash flow from current operations.

[2] Net cash and liquidity are non-GAAP measures. See the "Non-GAAP Measures" section of this news release for additional information. As discussed in the Company's news release dated November 18, 2024, a portion of this liquidity will be used to fund the Company's acquisition of the Musselwhite Mine.